NEIGHBORHOOD OPPORTUNITY FUND
GRANT APPLICATION





RAHM EMANUEL, MAYOR

WHAT IS THE NEIGHBORHOOD OPPORTUNITY FUND?

In 2016, Mayor Rahm Emanuel implemented reforms to the City's Zoning Code in order to ensure that the growth of downtown drives equitable development throughout the City. These changes leverage new development in and around the Loop to generate funds that will catalyze investment on Chicago's West, Southwest and South Sides.

The Neighborhood Opportunity Fund ("**NOF**") receives funds from downtown development in order to support the growth and creation of inclusively vibrant commercial corridors in Chicago's underserved neighborhoods. Business and property owners may apply for grant funding that will pay for the development or rehabilitation of real estate and projects that support new or expanding businesses or cultural assets.

Projects requesting $250,000 or less must be located on an Eligible Commercial Corridor, so that they can be concentrated and have a bigger collective impact. Larger projects (needing grants over $250,000) with a special neighborhood impact may be considered outside of the Eligible Commercial Corridors, but those projects must be approved by the City Council. We encourage you to contact us with questions about larger projects in advance, but the application is the same.

SECTION I. APPLICANT INFORMATION

APPLICANT PROJECT IDENTIFICATION

Project Property (address of the property where you are applying for a NOF Grant):

Street Address: 6437-39 South Cottage Grove

City: Chicago   Zip: 60637

Project Property Square Footage (approximate): 3,500

Business Information (if applicable):

Legal Name of the Business: 'Laine's Bake Shop LLC, Series of BG Consortium LLC

Name you Do Business As ("DBA"): 'Laine's Bake Shop

Project Contact Person:

Name: Rachel Bernier-Green   Title: Owner

Contact Phone: 773-432-4308   Contact Email: rachel@lainesbakeshop.com

How did you hear about the Neighborhood Opportunity Fund?

Greater Englewood CDC

APPLICANT TYPE

Please select the applicant type(s) that describes you. If multiple applicant types apply to you, please **select all that apply**. For example, a business owner that owns the space in which they operate would select both 'Business Owner' and 'Property Owner' and would fill out both corresponding sections.

[✔] **B**   **Business Owner**
The applicant operates an existing for-profit business or plans to start-up a new for-profit business at the Project Property.

[ ] **PO**   **Property Owner**
The applicant owns (or will own) the Project Property. The applicant may operate a business there or may be a landlord or developer with no ownership interests in the business(es) operating at the Project Property.

[ ] **NFP**   **Not-for-Profit Organization**
The applicant is a Not-for-Profit organization with a 501(c)3 or similar designation.

APPLICANT BACKGROUND

Please complete the sections below relative to your Applicant Type (i.e. if you selected "Business Owner" and "Property Owner," complete both sections).

B NFP **BUSINESS OWNER and NOT-FOR-PROFIT ORGANIZATIONS**

For this section, we will refer to all businesses, whether existing or start-up, for-profit or not-for-profit as "the business."

Business Description:

Please briefly describe your business including the primary services it offers and the primary customers it serves (or will serve):

Laine's Bake Shop is a family operated artisan baking company with a social mission. We exist to bring people together through authentic, good food as a way to catalyze urban revitalization starting with the south side of Chicago. We accomplish this in 3 ways; through our Community Partner program, hiring from the hardest hit communities (geographically and by background), and sourcing from like minded suppliers.

We currently provide our products to retailers such as Whole Foods (6 cookies to all 55 of the Midwestern Region stores) and Starbucks (Red Velvet Cheesecake Brownies to 10 southside locations). We manufacture our products in our existing production kitchen in Morgan Park that we are quickly outgrowing. We had a small grab and go retail area in that location but closed it earlier this year to convert that space to provide additional production space.

Is the business a start-up? ◯ Yes ⦿ No

If the business currently exists, when was it started? 2013

If there are other business locations, please list the addresses:

11057 South Homewood Avenue, Chicago, 60643

If you plan to start-up a new business, it is encouraged to submit a business plan if available.

For Tenant Applicants Only:

Do you have an executed lease or a letter of intent to lease for the Project Property? ⦿ Yes ◯ No

If "Yes," what is the remaining term left on your lease agreement? 5 Years

If "No," please describe your expected timeline for executing a lease:

PROPERTY OWNERS

Business or Not-for-Profit applicants that lease the Project Property **do not need to complete this section**. All Applicants that own or will own the Project Property must complete this section.

Property Ownership:

Do you currently own the Project Property? ◯Yes ◯No

If "No" to the above, please describe your expected timeline for acquiring the property. If you have an executed real estate purchase and sale contract, please indicate that and list the contract price.

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Building Conditions:

Please describe any known issues with the Project Property regarding its **physical conditions** (e.g. building code violations, demolition orders, etc.). If the building is in good physical condition, write "None."

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Please describe any outstanding issues regarding **financial liabilities** (NOT including mortgages) related to the Project Property (e.g. unpaid property taxes, mechanic liens, administrative hearing fines). If there aren't any financial liabilities of this kind for the building, write "None."

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For Landlords/Developers Only:

Do you currently have tenants at the Project Property? ◯Yes ◯No

If "Yes," please list those tenants:

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If "No," please describe your plans for the property including your targeted tenants:

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SECTION II. PROJECT DESCRIPTION

WHAT ARE YOU GOING TO DO?

Please use this section to describe the vision and concept for your project. Projects selected for funding will be able to demonstrate their potential to have a positive, catalytic impact on the community within which they are located.

'Laine's opened our first retail location in July of 2016 with a small grab and go style retail space at the front of our production facility in Morgan Park. As 'Laine's has grown over the past year, the retail space was closed due to increasing space constraints. We converted the entire facility to production in April of 2017 with order pickup by appointment for retail customers.

We currently produce products to serve the 55 Whole Foods Market stores in their Midwest Region, 10 local Starbucks, Amazon Fresh, and various local retailers. We have turned down numerous opportunities to expand due to our limited capacity in our current facility. The Woodlawn facility will replace our current location and host a retail area, space for demos and classes, office space, and a larger production facility. The production facility will allow us to increase our capacity dramatically. We have already purchased some of the equipment necessary to scale our operations once we move into the space. This increased capacity will allow us to further our relationships with Whole Foods, Starbucks, Amazon Fresh, and local independent retailers while pursuing other regional and national wholesale accounts. Additionally, this location will also support our planned retail cafe in Pullman by focusing our production in a single kitchen. By choosing to just bake things off in the Pullman location, we will streamline our operations, and limit the overall cost of this stage of our growth.

We have partnered with job training programs of two of our Community Partners, Growing Home and the Floured Apron to source talented local employees that have historically struggled to find gainful employment. In addition, our Community Partner program supports local non-profits that are doing measurable work to alleviate the root causes of the violence and crime that plague the south side of Chicago. Their work covers many areas, including economic justice, education, food access, and health care. Our customers can help support our Community Partners in a variety of ways, including by joining our Loyalty Program. Every Loyalty Program member can select which organization they want to support and a percentage of their proceeds is automatically donated to the organization.

'Laine's Bake Shop- Woodlawn will provide access to fresh and high quality foods and career opportunities to a community where they are sorely lacking. More importantly, we will catalyze positive change by continuing our hiring practices, and partnering with community organizations that are also making an impact on our neighborhoods.

HOW ARE YOU GOING TO DO IT?

For a great idea to come to fruition, it must have a great plan behind it.

Please briefly describe your plan to execute the project, highlighting any project milestones where applicable. Please also share any background on your relative experience that has prepared you and inspired you to take on this project. If there are other business partners, team members or key employees that will play an instrumental role in the project, please feel free to share some information on them.

We have partnered with Civic Projects, an architectural firm with experience creating community retail establishments on the southside, to create architectural plans for the space and have received bids from several contractors including BP Construction and Remodelers. We are also working with Norman Teague, a millworker and Mark de Groh, a national strategic consultant on the design and planning of our new facilities. Our new landlord, Bob Rosenberg, has graciously offered to provide a Tenant Improvement Allowance of $50,000 to complement the funds received from the NOF grant to allow us to bring this project to fruition. Should we receive the NOF Grant, this project is ready to move to permit with a targeted opening during the spring of 2018.

My background is in accounting and finance. Our primary team also consists of Jaryd, Bernier-Green our COO, Rebecca Cortes our Operations Manager, Elaine Rodgers our Production Manager, Simone Erskine our marketing consultant, and Darwin Rodgers Jr. our Operational Efficiency Intern. We have secured a retail manager for this location with over 10 years of bakery cafe management experience. In addition, we have a team of advisors that have unique experience in this space that will allow us to complete this project to the highest standards. Our advisors are:
*Darwin Rodgers Sr, an operations, business management, and IT expert with several decades of experience with McDonald's Corporation and entrepreneurial venture, Manna Software.
*Marvin Richardson, an HR expert with experience creating complete HR infrastructure for multi million dollar small businesses.
*Stephen Martin & Herb Henderson of SMH2 Consulting who bring decades of experience in operating quick service restaurants, and successfully scaling wholesale packaged foods.

SECTION III. PROJECT FINANCES

This section of the application tells us how you plan to finance your project. The NOF Grant can cover up to 50 percent of eligible project costs and up to 65 percent when the applicant qualifies for the **Build Community Wealth Bonus***. The remaining eligible project costs will need to be covered by the Applicant through sources of equity or debt. This section of the application will detail the different types of project costs (e.g. Hard Costs, Soft Costs, and Acquisition Costs) anticipated for the project as well as how you plan to balance out the various funding sources for it.

> ** Before you begin detailing your estimated project costs and breaking down your anticipated sources and uses of funds, please carefully read **Exhibit A** of this application form regarding the **Build Community Wealth Bonus**.*

ESTIMATED PROJECT COSTS

Please complete the following tables to detail the different types of anticipated costs of your project.

Hard costs: Hard costs are direct costs related to renovations or new construction work such as mechanical systems, electrical and plumbing work, façade renovation, storefront installation and roofing (not an exhaustive list!).

Hard Costs	
Construction, Materials, and Contractor Fees (See Attached)	$289,900
Millwork & Carpentry	$10,000
Furniture, Fixtures, and Equipment	$85,000
Contingency- 10%	$37,490
Total	**$422,390**

Soft Costs: Soft costs are the indirect costs related to project planning services required to execute your project, such as architectural and engineering services (not an exhaustive list!).

Soft Costs	
Architect & Design Fees	$5,900
Inspection & Permit Fees	$3,500
Insurance	$2,000
Total	**$11,400**

Acquisition Costs: If you are purchasing the Project Property and wish to include those costs as part of your NOF Grant Request, please detail those costs here.

Acquisition Costs	
Total	

ANTICIPATED SOURCES AND USES

While it is not required that applicants have all of their listed sources of funding secured at the time of application, it is important to be able to identify what other sources (other than the NOF grant) they will need for the project and the relative dollar amounts for each. Please ensure that the totals from the estimated costs tables are the same in this anticipated table, and please ensure that total sources of funds equals total uses of funds.

PROJECT SOURCES AND USES TABLE

ANTICIPATED PROJECT SOURCES OF FUNDS			ANTICIPATED PROJECT USES OF FUNDS		
Source	Value	Percentage of Budget	Use	Value	Percentage of Budget
Equity:	$50,000	12%	Hard Costs:	$422,390	97%
Debt:	$133,790	30%	Soft Costs:	$11,400	3%
NOF Grant*:	$216,895	50%	Acquisition Costs:		
NOF Build Community Wealth Bonus**:	$33,105	8%			
Total	$433,790	100%	Total	$433,790	100%

* **The NOF Grant** cannot exceed 50 percent of total costs for renovation projects and cannot exceed 30 percent if the project involves new construction.

** **The Build Community Wealth Bonus** cannot exceed 15 percent of total project costs, and is only applicable if you are applying for the Build Community Wealth Bonus as a Local Business and Property Owner (see Exhibit A for details).

SECTION IV. OPTIONAL SUPPLEMENTARY APPLICATION MATERIALS

Submitting this application is ALL that is required. Once you have fully completed this application form (signature section is next), you are done and ready to submit.

However, if you would like to submit any supplementary materials you've prepared for your project, you are welcome to do so. These should ONLY be submitted at the time you submit your application. Please do not send multiple submissions.

Here are some examples (not an exhaustive list) of documents you might want to consider submitting if you have them prepared at the time of application submission. Depending on the type of Applicant you are and the type of your project you are doing, some of these documents may apply, while others will not.

- **Business Plan** – A document that outlines business operations and strategy, particularly useful for start-ups.
- **Year End Profit & Loss Statement** – There is not minimum or maximum revenue or net income amount required for the NOF Program, but a Profit & Loss statement can help demonstrate that you have a sustainable business.
- **Proof of Sources of Funds** – Any evidence that you have already secured other funding sources to support your project.
- **Proof of Site Control** – A copy of a lease agreement or letter of intent to lease, or, copy of a recorded deed or real estate purchase agreement.
- **Project Documents, for example:**
  - Detailed scope of work estimates
  - Renderings of proposed development
  - Work schedules for the project

SECTION V. ADDITIONAL APPLICANT INFORMATION

These questions are voluntary and not required. Answers will have no effect on the consideration of your application; applicants may select all that apply.

Sex: ☐ Male ☑ Female

Ethnicity or Race (select all that apply):

☑ African-American   ☐ Asian   ☐ Caucasian

☐ Hispanic   ☐ Middle Eastern   ☐ Native American

☐ Other _____

SECTION VI. APPLICANT CERTIFICATION

Applicant certifies that the information provided in this Application and any supplementary materials provided are true and correct. False information may result in forfeiture of Program eligibility.

SIGNATURE: *Rachel Elaine Bernier-Green*   DATE: 12/22/17

FULL NAME: Rachel Elaine Bernier-Green   TITLE: Owner

HOW TO SUBMIT YOUR NOF APPLICATION

Applications can be submitted via e-mail, U.S. Mail or other courier service, or hand delivery. E-mail is **strongly** *encouraged. If submitting by email,* **please save the application file under a new file name that is unique to your project**, *either referencing the business name or your name.*

E-mail:

All applications should be submitted to the following email address: NOF@cityofchicago.org

Please ensure that you submit your application in an organized fashion. Please submit your application in one email only, if possible, and name all attachments in that email.

If e-mail is not convenient or accessible, applications may be submitted via US Mail or via courier services as follows:

Applications for $250,000 or less
SomerCor 504, Inc. – NOF
601 S. LaSalle St., Suite 510
Chicago, IL 60605

Applications for greater than $250,000
Department of Planning and Development
NOF Administration
121 N. LaSalle St., Room 1000
Chicago, IL 60602

Contact Number for Questions:
Jake Stern
Director of Economic Development
SomerCor 504, Inc.
312-360-3328

EXHIBIT A. BUILD COMMUNITY WEALTH BONUS

Build Community Wealth Bonus:

A key goal of NOF is building community wealth by supporting locally-based business and property owners and creating employment opportunities in areas in need of new jobs. To support those projects that advance these goals, the Build Community Wealth Bonus can provide an additional 15 percent of the total project cost to applicants that meet certain eligibility criteria.

There are two ways to earn the Build Community Wealth Bonus. Please read each of the options carefully; if you qualify for either/or, please select the ONE option you intend to apply for by checking the box next to it. **You may only apply for ONE option.**

◉ **Option 1 – Local Business and Property Owner.** For applicants who maintain their primary residence in a Qualified Investment Area*, the Build Community Wealth Bonus is applied by increasing the percentage of NOF assistance by **up to** 15 percent of total eligible project costs. That will increase the amount of the NOF Grant in your project budget and decrease the amount needed to be covered by either equity or debt sources of funding. If you are applying for the Build Community Wealth Bonus in this fashion, please provide the primary residences of all owners of the business and/or of the property below (depending on your Applicant Type).

○ **Option 2 – Local Hiring.** For projects that involve hiring new employees upon completion of the project, applicants can receive **up to** 15 percent of eligible project costs towards wage expense reimbursement and/or training costs for any employees that have their primary residence in a **Qualified Investment Area***. The Applicant must hire a minimum of two (2) qualified employees after the completion of the project to qualify for this. The Build Community Wealth Bonus earned for Local Hiring does NOT apply to project budget. Instead, the bonus — an amount equal to up to 15 percent of eligible project costs — is disbursed after the project is complete, local hires are made and wage expenses incurred.

> *How to determine if your primary residence is in a Qualified Investment Area: Visit the NOF website and type in the address of your primary residence into the map. The search result will indicate whether or not your property is located in a Qualified Investment Area.*

If you are applying for the Build Community Wealth Bonus through Option 1, more than half of the owners of the business and/or property ownership must qualify. Please list all individuals who will have a 7.5%+ ownership interest and their respective primary residences:

Individual 1: Rachel Bernier-Green   Primary Residence: 3862 South Lake Park Avenue, #3N, Chicago, IL 60653

Individual 2: _____   Primary Residence: _____

Individual 3: _____   Primary Residence: _____

Individual 4: _____   Primary Residence: _____

Individual 5: _____   Primary Residence: _____

Individual 6: _____   Primary Residence: _____